FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                       the Securities Exchange Act of 1934



                          For the month of August 2006
                                 03 August 2006



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1  Press release of British Sky  Broadcasting  Group plc announcing Transaction in Own Shares released on 03 August 2006


3 August 2006



           BRITISH SKY BROADCASTING GROUP PLC - REPURCHASE OF SHARES



British Sky Broadcasting Group PLC ("BSkyB") announces that it has today purchased for cancellation 1,000,000 ordinary shares of BSkyB at a price of 544.075p per share.



Upon the cancellation of these shares, the number of shares in issue will be 1,782,125,426.



ENDS




                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 03 August 2006                         By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary